Exhibit 99(a)(2)

ADAMS RESPIRATORY THERAPEUTICS, INC.
4 MILL RIDGE LANE, MILL RIDGE FARM,
CHESTER, NEW JERSEY 07930

December 21, 2007

Dear Stockholder,

We are pleased to inform you that Adams Respiratory Therapeutics, Inc. (“Adams”) has entered into a merger agreement with Reckitt Benckiser Group plc (“Reckitt Benckiser”) and Twickenham Inc., a wholly owned subsidiary of Reckitt Benckiser (“Purchaser”), pursuant to which Purchaser has commenced a tender offer for each share of Adams common stock for $60.00, net to the sellers in cash, subject to the withholding of taxes under applicable law. The tender offer is conditioned upon, among other things, a minimum of a majority of the shares of Adams common stock on a fully diluted basis being tendered in the offer and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger in which each share of Adams common stock not purchased in the tender offer will be converted into the right to receive the same per share cash consideration as is paid in the offer.

Your Board of Directors has unanimously determined that the offer and the merger are fair to and in the best interest of Adams and its stockholders, has approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, including the tender offer, and recommends that Adams stockholders accept the offer and tender their shares of Adams common stock in the offer.

In arriving at its recommendation, your Board of Directors carefully considered a number of factors. Those factors are discussed in the attached Schedule 14D-9.

In addition, enclosed are the Purchaser’s Offer to Purchase, dated December 21, 2007, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information on how to tender your Adams shares to Purchaser. We urge you to read these documents and to consider this information carefully.

On behalf of the management and the Board of Directors of Adams, we thank you for the support you have given to Adams over the years.

Very truly yours,

Michael J. Valentino
President and Chief Executive Officer